UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2025

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On December 3, 2025, BioNTech SE (the “Company”) issued a press release announcing the satisfaction of the minimum condition of its exchange offer for all outstanding shares of CureVac N.V. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the Company’s registration statement on Form F-4 (File No. 333-289468) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Prof. Dr. Ugur Sahin	By:	/s/ Dr. Sierk Poetting
	Name: Prof. Dr. Ugur Sahin		Name: Dr. Sierk Poetting
	Title: Chief Executive Officer		Title: Chief Operating Officer

Date: December 3, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech Achieves Minimum Condition in CureVac Exchange Offer